Exhibit 99.3

To: All Employees

From: Scott Sheffield, Chief Executive Officer

Subject: Important Company Update

Recently, our board of directors received an actionable offer from ExxonMobil. After a careful review of the offer and extensive discussions with ExxonMobil, we have concluded that this combination is in the best interest of our shareholders. As a result, we are announcing today that we are combining with ExxonMobil. I also believe this is in the best interest of employees and will provide global and long-lasting job opportunities for those who accept an offer of employment with ExxonMobil. We anticipate that the transaction will close late in the second quarter of next year, subject to regulatory and shareholder approvals. You will find the detailed terms of the transaction in the attached press release.

You will likely have many questions after reading this memo and the attached transaction announcement. I invite you all to attend a town hall meeting this morning at 9:00 am CT in Big Lake, Las Colinas and Midland to hear more from me. Please look for an invitation in your e-mail to attend the meeting in person or to join remotely if you are working in the field or offsite. I will be at Las Colinas, Rich will be at the Midland Office, Joey will be at Highway 80 and Craig will be in Big Lake.

Today is a bittersweet day for me and our management team and I know many of you are asking what this means for you. I have personally been working on employee matters with Darren Woods, ExxonMobil’s CEO and Chairman of the Board. This includes naming Rich Dealy as leader of the Pioneer transition and integration team. In the coming weeks, we will share more information regarding the transition process as details are finalized. In conjunction with the combination discussion, Darren and I agreed that all of our field based employees will be offered a position, and most of the office employees will be offered a position.

This integration process will take time. For Las Colinas employees, the office will remain open for at least two years after the transaction closes. We expect most people in Las Colinas and Midland Corporate offices to receive job offers from ExxonMobil, with the option to relocate or receive a generous severance package. We will work closely with ExxonMobil to provide additional information on this process and timing over the coming weeks.

For those of you who will become an employee of ExxonMobil, you will be joining the world’s largest energy company with significant opportunities to advance your career. As an ExxonMobil employee you will also receive competitive compensation, benefits and development opportunities, including being eligible to participate in their pension fund. You will receive full credit for your Pioneer service in many of their other benefit programs, including vacation.

Tyson will cover more details regarding severance for impacted employees in the town hall meeting, with additional follow-up communications provided over the coming weeks. We do not have a definitive timeline on the job offer and relocation process yet but will continue to communicate these details as decisions are made.

In the meantime, we should continue to operate with the operational integrity, efficiency, safety and environmental responsibility we always have.

I want you to know this is not a decision the board made lightly. It is certainly not a decision I have made lightly either. This company, and all of you, have been at the center of my life for nearly 45 years. Together, we built not only a successful business, but an inspiring culture that will become part of the world’s most successful and diversified energy company with scale, technology, and capital resources to help drive the energy transition as well as the nation’s energy security for decades to come.

Thank you,

Scott